SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES AND EXCHANGE ACT OF 1934**

July 23, 2003 (July 23, 2003)
Date of Report (Date of earliest event reported)

———————

FILENET CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**000-15997**	**95-3757924**
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3565 Harbor Boulevard		**92626**
Costa Mesa, California		(Zip Code)
(Address of principal executive offices)		

(714) 327-3400
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Item 7. Financial Statements and Exhibits.

(c)   Exhibits

Exhibits: Description of Document
 99.1   Press Release dated July 23, 2003.*

                * This exhibit 99.1 is being furnished pursuant to Item 12, and is not deemed filed
                pursuant to Item 7.

Item 9. Regulation FD Disclosure (Information furnished under Item 12—Disclosure of Results of Operations and Financial Condition).

Pursuant to Securities and Exchange Commission Release No. 33-8216, dated March 27, 2003, the information provided herein is being furnished under Item 12 of Form 8-K.

On July 23, 2003, we issued a press release, which sets forth our results of our operations for the quarter ended June 30, 2003. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FILENET CORPORATION

Date: July 23, 2003   By: */s/ Sam M. Auriemma*
                                              Name: Sam M. Auriemma
                                              Title: Senior Vice President and
                                                         Chief Financial Officer

EXHIBIT INDEX

Exhibits: Description of Document
99.1   Press Release dated July 23, 2003.

EXHIBIT 99.1

[FileNet Corporation Logo]

FOR IMMEDIATE RELEASE

FileNet Reports Second Quarter 2003 Results

COSTA MESA, Calif.—**July 23, 2003**—FileNet Corporation (Nasdaq: FILE), the leading provider of Enterprise Content Management (ECM) solutions, today announced financial results for its second quarter ended June 30, 2003.

Total revenues for the second quarter of 2003 were $87.1 million compared to total revenues of $88.2 million for the same period in 2002 and $87.0 million for the first quarter of 2003. Software revenues for the second quarter of 2003 were $33.6 million compared to $34.4 million for the same period in 2002 and $35.5 million for the first quarter of 2003. Net income was $1.5 million in the second quarter of 2003, compared to net income of $1.7 million in the second quarter of 2002 and $1.3 million in the first quarter of 2003. Earnings per basic and diluted share were $0.04 for the second quarter of 2003 compared to earnings per basic and diluted share of $0.05 for the second quarter of 2002 and $.04 for the first quarter of 2003.

As of June 30, 2003, FileNet had cash and investments of $205.8 million, compared to $209.5 million at March 31, 2003. The company has no long-term debt. During the quarter, the company completed its acquisition of Shana Corporation for $8.5 million in cash.

"FileNet P8, our integrated ECM architecture, continues to be well received by customers, partners and industry analysts and offers an integrated framework that combines content, process and connectivity," said Lee Roberts, chairman and CEO of FileNet. "Along with continued customer acceptance of FileNet P8 during the second quarter, we were positioned by Gartner Inc., in the 'leader' portion of their Magic Quadrants (1) for both Integrated Document Management and Business Process Management."

Quarterly Conference Call with Management

Lee Roberts, chairman and chief executive officer, and Sam Auriemma, chief financial officer, will host a conference call for investors at 7:00 a.m. Pacific Time (10:00 a.m. Eastern) today. The call will be broadcast live over the Internet. To listen to the live audio Web cast via the Internet, please follow the instructions that will be available on the investor relations' section of FileNet's Web site at http://www.filenet.com. Alternatively, to listen to the call live, dial (888) 821-2773 or (706) 634-7555. To listen to the replay, dial (800) 642-1687 or (706) 645-9291. The conference call ID number is 1272665 for all calls.

About FileNet

FileNet Corporation (NASDAQ: FILE) helps organizations make better decisions by managing the content and processes that drive their business. FileNet's Enterprise Content Management (ECM) solutions allow customers to build and sustain competitive advantage by managing content throughout their organizations, automating and streamlining their business processes, and providing the full spectrum of connectivity needed to simplify their critical and everyday decision-making.

FileNet ECM solutions deliver a comprehensive set of capabilities that integrate with existing information systems to provide cost-effective solutions that solve real-world business problems.

Since the Company's founding in 1982, more than 3,900 organizations, including 80 of the *Fortune 100*, have taken advantage of FileNet solutions for help in managing their mission-critical content and processes.

Headquartered in Costa Mesa, Calif., the Company markets its innovative ECM solutions in more than 90 countries through its own global sales, professional services and support organizations, as well as via its ValueNet® Partner network of resellers, system integrators and application developers.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will" and variations of these words or similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Important factors that may cause such a difference for FileNet include, but are not limited to, the volume of our sales and pricing concessions on volume sales; our ability to specify, develop or acquire, complete, introduce, market, distribute and gain market acceptance for new products and technologies in a timely manner; the mix of products and services sold by us; the timing, rescheduling or cancellation of significant customer orders; the loss of a key customer; our ability to control expenses; announcements of technological innovations, new products or product enhancements by the company or its competitors; the emerging nature of the Enterprise Content Management market; key management changes; changes in joint marketing and development programs; developments relating to patents or other intellectual property rights or disputes; changing relationships with customers, distributors, suppliers and strategic partners; potential contractual or employment issues; our ability to integrate acquired businesses;

and general conditions in the worldwide economy and the software/technology sector and other factors. Our Annual Report on Form 10-K, recent Quarterly Reports on Form 10-Q, recent Current Reports on Forms 8-K and other Securities and Exchange Commission filings discuss some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Note to editors: FileNet and ValueNet are registered trademarks of FileNet Corporation. FileNet P8 is a trademark of FileNet Corporation. All other company or product names referenced in this release may be trademarks or registered trademarks of their respective owners.

(1) "Magic Quadrant for Pure-Play BPM, 2Q03," co authored by J. Sinur and J. Thompson; "Magic Quadrant for Integrated Document Management, 2003" co authored by K. Shegda, T. Bell, K. Chin, M. Gilbert and D. Logan.

The Magic Quadrant is copyrighted by Gartner, Inc., and is reused with permission. Gartner's permission to print or reference its Magic Quadrant should not be deemed to be an endorsement of any company or product depicted in the quadrant. The Magic Quadrant is Gartner's opinion and is an analytical representation of a marketplace at and for a specific time period. It measures vendors against Gartner-defined criteria for a marketplace. The positioning of vendors within a Magic Quadrant is based on the complex interplay of many factors. Gartner does not advise enterprises to select only those firms in the Leaders segment. In some situations, firms in the Visionary, Challenger or Niche Player segments may be the right match for an enterprise's requirements. Well-informed vendor selection decisions should rely on more than a Magic Quadrant. Gartner research is intended to be one of many information sources including other published information and direct analyst interaction. Gartner expressly disclaims all warranties, express or implied of fitness of this research for a particular purpose.

# # #

Investor Contact:

Greg Witter, Director, Investor Relations
FileNet Corporation
Phone: 714-327-3405
Email: gwitter@filenet.com

Media Contact:

Tom Hennessey, Director, Corporate Communications
FileNet Corporation
Phone: 714-327-5050
Email: thennessey@filenet.com

FILENET CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Quarter Ended June 30,		Six Months Ended June 30,	
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:				
Software	$ 33,555	$ 34,350	$ 69,077	$ 65,590
Service	52,966	51,772	103,795	104,171
Hardware	596	2,105	1,294	4,707
Total revenue	87,117	88,227	174,166	174,468
Costs:				
Cost of software revenue	3,608	2,674	6,616	4,755
Cost of service revenue	19,050	22,994	39,899	46,537
Cost of hardware revenue	1,253	1,585	2,055	3,510
Total cost of revenue	23,911	27,253	48,570	54,802
Gross profit	63,206	60,974	125,596	119,666
Operating expenses:				
Sales & Marketing	34,856	32,761	69,255	65,050
Research and development	19,680	18,924	38,982	36,229
In-process research and development	-	400	-	400
General and administrative	8,326	8,605	16,152	16,793
Total operating expenses	62,862	60,690	124,389	118,472
Operating income	344	284	1,207	1,194
Other income, net	1,620	1,921	2,665	2,829
Income before income taxes	1,964	2,205	3,872	4,023
Provision for income taxes	512	471	1,084	925
Net income	$ 1,452	$ 1,734	$ 2,788	$ 3,098
Earnings per share:				
Basic	$ 0.04	$ 0.05	$ 0.08	$ 0.09
Diluted	$ 0.04	$ 0.05	$ 0.08	$ 0.08
Weighted average shares outstanding:				
Basic	36,173	35,543	36,057	35,452
Diluted	37,296	36,741	36,960	36,983

Note: Certain reclassifications have been made to prior years' balances to conform to current year's presentation.

FILENET CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30, 2003	December 31, 2002
	(Unaudited)	(Unaudited)
ASSETS		
Current assets:		
Cash and cash equivalents	$157,330	$130,154
Short-term investments	25,694	29,188
Accounts receivable, net	37,611	44,839
Inventories, net	1,919	2,568
Prepaid expenses and other assets	15,201	13,317
Deferred income taxes	802	802
Total current assets	238,557	220,868
Property, net	30,883	34,641
Long-term investments	22,814	25,864
Goodwill	24,480	16,907
Intangible assets, net	8,606	3,029
Deferred income taxes	20,048	21,792
Other assets	3,929	4,935
Total assets	$349,317	$328,036
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$7,074	$7,706
Customer deposits/advances	4,611	2,962
Accrued compensation and benefits	18,213	20,729
Unearned maintenance revenue	51,348	38,945
Other accrued liabilities	14,237	15,224
Total current liabilities	95,483	85,566
Unearned maintenance revenue	2,584	3,565
Total liabilities	98,067	89,131
Stockholders' equity	251,250	238,905
Total liabilities and stockholders' equity	$349,317	$328,036